SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 4)
PETER KIEWIT SONS’, INC.
(Name of Subject Company)
PETER KIEWIT SONS’, INC.
(Names of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
Tobin A. Schropp
Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, NE 68131
Telephone: (402) 342-2052
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,563,674,388.02	$48,004.80

*	The transaction valuation was estimated calculated by (i) the number of the outstanding shares of common stock of Peter Kiewit Sons’, Inc. (19,800,866 shares) to be acquired multiplied by (ii) the most recently calculated book value of the common stock ($78.97) per share, determined as of September 30, 2007 with respect to both the book value of the common stock and number of outstanding shares of common stock.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,995.58 Form or Registration No. Schedule TO
Filing party: Peter Kiewit Sons’, Inc. Date Filed: October 11, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 filed under cover of Schedule TO and Schedule 13E-3 amends and supplements the Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (“Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on October 11, 2007, by Peter Kiewit Sons’, Inc., a Delaware corporation (the “Company”), as previously amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on October 23, 2007, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on November 14, 2007 and Amendment No. 3 filed with the SEC on November 21, 2007, in connection with an issuer tender offer by the Company to exchange all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company for interests in the Peter Kiewit Sons’, Inc. Employee Ownership Plan in connection with a proposed going-private transaction.
Item 4. Terms of the Transaction.
     Item 4 of Schedule TO is hereby amended and supplemented with the following:
     The exchange offer and withdrawal rights will now expire at 12:00 midnight, Eastern Time, on December 28, 2007.
     The offer to exchange will now be open to all holders of Company Common Stock. The Company seeks up to all of the issued and outstanding shares of Common Stock of the Company.
     The full text of the Company’s press release, relating to the announcement of the extension of the exchange offer is filed herewith as Exhibit (a)(5)(D) and is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 is hereby amended by adding one exhibit, Exhibit (a)(5)(D), a press release from the Company announcing the extension of the offer to exchange and the intent of the Company to adjourn the special meeting of the stockholders of the Company to be held on November 28, 2007. The full text of Exhibit (a)(5)(D) is filed herein and is incorporated herein by reference.
     Item 12 of the Schedule TO is hereby amended and replaced in its entirety by the following:

(a)(1)(A)	Offer to Exchange, filed with the SEC on September 21, 2007 as Annex D to the Company’s Preliminary Proxy Statement on Schedule 14A and incorporated herein by reference.*
(a)(1)(A)(i)	Offer Supplement, filed concurrently with Amendment No. 2 with the SEC as Annex A to the Proxy Supplement and incorporated herein by reference.*
(a)(1)(B)	Forms of Cover Letters to Shareholders.*
(a)(1)(C)	Letter of Transmittal, filed with the SEC on October 11, 2007.*
(a)(1)(C)(i)	Letter of Transmittal, filed with the SEC on October 23, 2007.*
(a)(1)(D)	Preliminary Proxy Statement on Schedule 14A, filed with the SEC on September 21, 2007 and incorporated herein by reference.*
(a)(1)(E)	Peter Kiewit Sons’, Inc. Employee Ownership Plan, filed with the SEC on September 21, 2007 as Annex B to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.*
(a)(1)(F)	Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 15, 2007 and incorporated herein by reference.*
(a)(1)(G)	Definitive Proxy Statement on Schedule 14A, filed with the SEC concurrently with Amendment No. 1 on October 23, 2007 and incorporated herein by reference.*
(a)(1)(G)(i)	Proxy Supplement, filed concurrently with Amendment No. 2 with the SEC and incorporated herein by reference.*
(a)(1)(H)	Offer to Exchange, filed with the SEC concurrently with Amendment No. 1 on October 23, 2007 as Annex D to the Company’s Definitive Proxy Statement on Schedule 14A and incorporated herein by reference.*
(a)(2)(A)	Transcript of a Video Message by the Chairman of the Board of Directors of the Company addressed to the Stockholders on October 23, 2007.*

(a)(2)(B)	Text of an E-Mail Message Sent to Stockholders of the Company on October 23, 2007 Containing a Web Link to View On-Line the Video Message from the Chairman of the Board of Directors, as Transcribed in Exhibit (a)(2)(A).*
(a)(5)(A)	Director & Executive Officer Biographies, filed with the SEC on September 21, 2007 as Annex E to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.*
(a)(5)(B)	Letter from the Chairman of the Board of Directors of the Company to the Stockholders to be delivered to the Stockholders with the Proxy Supplement on or about November 21, 2007, filed with the SEC on November 14, 2007.*
(a)(5)(C)	Letter from the Chairman of the Board of Directors of the Company to the Stockholders to be delivered to the Stockholders with the Proxy Supplement on or about November 21, 2007, filed with the SEC on November 21, 2007.*
(a)(5)(D)	Press Release, dated November 28, 2007**
(b)	Not applicable.
(d)(1)(A)	Form of Stock Repurchase Agreement for Employee Stockholders, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 as filed with the SEC on August 4, 2003.*
(g)	Not applicable.
(h)(1)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated October 11, 2007.*
(h)(2)	Tax Opinion of Blake, Cassels & Graydon LLP, dated October 11, 2007.*

*	Filed previously.
**	Filed herein.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Peter Kiewit Sons’, Inc.
By:	/s/ Tobin A. Schropp
	Name:	Tobin A. Schropp
	Title:	Senior Vice President

Dated: November 28, 2007

Index of Exhibits

(a)(1)(A)	Offer to Exchange, filed with the SEC on September 21, 2007 as Annex D to the Company’s Preliminary Proxy Statement on Schedule 14A and incorporated herein by reference.*
(a)(1)(A)(i)	Offer Supplement, filed concurrently with Amendment No. 2 with the SEC as Annex A to the Proxy Supplement and incorporated herein by reference.*
(a)(1)(B)	Forms of Cover Letters to Shareholders.*
(a)(1)(C)	Letter of Transmittal, filed with the SEC on October 11, 2007.*
(a)(1)(C)(i)	Letter of Transmittal, filed with the SEC on October 23, 2007.*
(a)(1)(D)	Preliminary Proxy Statement on Schedule 14A, filed with the SEC on September 21, 2007 and incorporated herein by reference.*
(a)(1)(E)	Peter Kiewit Sons’, Inc. Employee Ownership Plan, filed with the SEC on September 21, 2007 as Annex B to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.*
(a)(1)(F)	Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 15, 2007 and incorporated herein by reference.*
(a)(1)(G)	Definitive Proxy Statement on Schedule 14A, filed with the SEC concurrently with Amendment No. 1 on October 23, 2007 and incorporated herein by reference.*
(a)(1)(G)(i)	Proxy Supplement, filed concurrently with Amendment No. 2 with the SEC and incorporated herein by reference.*
(a)(1)(H)	Offer to Exchange, filed with the SEC concurrently with Amendment No. 1 on October 23, 2007 as Annex D to the Company’s Definitive Proxy Statement on Schedule 14A and incorporated herein by reference.*
(a)(2)(A)	Transcript of a Video Message by the Chairman of the Board of Directors of the Company addressed to the Stockholders on October 23, 2007.*
(a)(2)(B)	Text of an E-Mail Message Sent to Stockholders of the Company on October 23, 2007 Containing a Web Link to View On-Line the Video Message from the Chairman of the Board of Directors, as Transcribed in Exhibit (a)(2)(A).*
(a)(5)(A)	Director & Executive Officer Biographies, filed with the SEC on September 21, 2007 as Annex E to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.*
(a)(5)(B)	Letter from the Chairman of the Board of Directors of the Company to the Stockholders to be delivered to the Stockholders with the Proxy Supplement on or about November 21, 2007, filed with the SEC on November 14, 2007.*
(a)(5)(C)	Letter from the Chairman of the Board of Directors of the Company to the Stockholders to be delivered to the Stockholders with the Proxy Supplement on or about November 21, 2007, filed with the SEC on November 21, 2007.*
(a)(5)(D)	Press Release, dated November 28, 2007**
(b)	Not applicable.
(d)(1)(A)	Form of Stock Repurchase Agreement for Employee Stockholders, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 as filed with the SEC on August 4, 2003.*
(g)	Not applicable.
(h)(1)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated October 11, 2007.*
(h)(2)	Tax Opinion of Blake, Cassels & Graydon LLP, dated October 11, 2007.*

*	Filed previously.
**	Filed herein.